UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20459

                                   FORM N-8F


I.   General Identifying Information

1.   Reason fund is applying to deregister:

          [ ] Merger

          [ ] Liquidation

          [X] Abandonment of Registration

          [ ] Election of status as a Business Development Company

2.   Name of fund: Amivest/NFB Funds Trust

3.   Securities and Exchange Commission File No.: 811-9719

4.   Is this an initial Form N-8F or an amendment to a previously filed
     Form N-8F?

          [X] Initial Application    [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

          275 Broad Hollow Road
          Melville, NY 11747

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

          Ms. Dale Kaplan
          The Wadsworth Group
          915 Broadway
          New York, NY 10010
          (202-633-9700)
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7.   Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act:

          D. Tyler Jenks
          Amivest Corp.
          275 Broad Hollow Road
          Melville, NY 11747
          (613) 844-0580

8.   Classification of fund:

          [X] Management company;

          [ ] Unit investment trust; or

          [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company:

          [X] Open-end    [ ] Closed-end

10.  State law under which the fund was organized or formed:

          Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Amivest Capital Management
         275 Broad Hollow Road
         Melville, NY 11747

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         The fund made no public sales or had any shareholders.

13.  If the fund is a unit investment trust ("UIT") provide: Not applicable

          (a)  Depositor's name(s) and addresses(es):

          (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund:

          [ ] Yes    [X] No
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15.  (a)  Did the fund obtain approval from the board of trustees concerning the decision to engage in a Merger, Liquidation of Abandonment of Registration?

          [X] Yes    [ ] No

          If Yes, state the date on which the board vote took place:
          March 1, 2002

          If No, explain: Not applicable.

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of
          Registration:

          [ ] Yes    [X] No

          If Yes, state the date on which the shareholder vote took place:
          Not applicable

          If No, explain: The never began operations and never issued shares.

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding:

     [ ] Yes    [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund that litigation: Not applicable.

25. Is the fund now engaged, or intended to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes    [X] No

     If Yes, describe the nature and extent of those activities: Not applicable


                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F for an order under section 8(f) of the Investment Company of 1940 on behalf of Amivest/NFB Funds Trust, (ii) he is the President of Amivest/NFB Funds Trust, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                       /s/ Robert H. Wadsworth
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